SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2010

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Net Serviços de Comunicação S.A.

CONDENSED FINANCIAL
STATEMENTS

March 31, 2010

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONDENSED FINANCIAL STATEMENTS
(Unaudited)
A period ended on March 31, 2010

Contents

REPORT OF THE SPECIAL REVIEW
A free translation from Portuguese into English of Special Review Report of Independent Auditors on Quarterly Financial Information prepared in accordance with accounting practices adopted in Brazil.

Special review report of independent auditors

To The Board of Directors and Stockholders
Net Serviços de Comunicação S.A.
São Paulo - SP

1. We have performed a special review of the accompanying Quarterly Financial Information of Net Serviços de Comunicação S.A. (“Company”) for the quarter ended March 31, 2010, including the balance sheet and the related statements of income, changes in stockholders’ equity, cash flows, explanatory notes and the report on the Company’s performance. This Quarterly Financial Information is the responsibility of the Company’s management.

2. Our review was conducted in accordance with the specific procedures determined by the Brazilian Institute of Independent Auditors (IBRACON) and the Federal Board of Accountancy (CFC), which comprised principally: (a) inquiries of and discussions with the management responsible for the Company’s accounting, financial and operational areas about the criteria adopted for the preparation of the Quarterly Financial Information; and (b) review of information and subsequent events which have, or could have, significant effects on the Company’s operations and financial position.

3. Based on our review, we are not aware of any material modification that should be made to the Quarterly Financial Information referred to in paragraph 1 in order for it to comply with the accounting practices adopted in Brazil and with specific standards established by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of the Quarterly Financial Information.

4. As mentioned in Note 2, during 2009, CVM approved several accounting pronouncements, interpretations and guidance, which were issued by the Accounting Pronouncements Committee (CPC), with mandatory application for the year ending in 2010. These accounting pronouncements, interpretations and guidance change the accounting practices adopted in Brazil. These changes were adopted by the Company for the preparation of its Quarterly Financial Information for the quarter ended March 31, 2010, as described in Note 2. The Quarterly Financial Information for the quarter ended March 31, 2009 provided for comparison purposes, was adjusted to reflect the changes in the accounting practices adopted in Brazil with mandatory application for the year ending in 2010.

São Paulo, April 27, 2010.

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-1

B. Alfredo Baddini Blanc
Accountant CRC 1SP126402/O-8

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONDENSED BALANCE SHEETS
As of March 31, 2010 and December 31, 2009
(In thousands of reais)

	Notes	03/31/2010	12/31/2009
ASSETS		(Unaudited)
Current
Cash and cash equivalents	3	716,701	760,452
Receivables		70,098	59,872
Inventories		14,121	14,750
Receivables from related parties	9	23,033	20,107
Subsidiaries receivables schedule	9	59,464	58,823
Recoverable taxes	4	3,586	972
Prepaid expenses		16,043	18,660
Interest on stockholder's equity capital and
dividend receivables	9	85,199	72,907
Rights for prepaid use	9	85,366	79,640
Other assets		3,349	5,266
Total current assets		1,076,960	1,091,449

Non-current

Judicial deposits		40,705	39,495
Receivables from related parties	9	143,268	119,673
Deferred income taxes	4	257,163	268,687
Recoverable taxes	4	50,175	61,302
Rights for prepaid use	9	301,638	300,135

Investments	5	1,744,905	1,867,806
Property, plant and equipment	6	909,704	902,494
Intangible	7	2,390,371	2,408,552
Other non-current assets		1,878	4,355
Total non-current assets		5,839,807	5,972,499

Total assets		6,916,767	7,063,948

	Notes	03/31/2010	12/31/2009
LIABILITIES		(Unaudited)
Current
Suppliers		75,044	117,738
Programming suppliers		70,771	64,957
Fiscal obligations		13,091	23,861
Payroll and related charges		66,049	101,771
Debt	8	60,435	38,674
Accounts payable to related parties	9	45,878	130,088
Copyrights accounts payable		47,243	44,502
Interest on stockholder's equity capital and
dividend payables	9	2,627	2,627
Deferred revenues	9	71,494	68,266
Unrealized losses on derivatives	15	8,151	19,580
Other current liabilities		28,211	29,192
Total current liabilities		488,994	641,256

Non-current
Income taxes and social contribution	4	181,484	183,884
Debt	8	1,859,472	2,001,630
Deferred revenues		260,877	260,177
Accounts payable to related parties	9	122,019	14,975
Provisions	10	433,983	427,950
Other non current liabilities		16,536	26,561
Total non current liabilities		2,874,371	2,915,177

Stockholder's equity
Share capital	11	5,599,320	5,599,320
Capital reserves		153,168	153,168
Accumulated deficit		(2,199,086)	(2,244,973)
		3,553,402	3,507,515

Total liabilities and stockholder's equity		6,916,767	7,063,948

See accompanying notes to condensed financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)
For the three months ended on March 31, 2010 and 2009
(In thousands of Reais)

	Notes	2010	2009

Net Sales	13	455,698	79,953
Cost of services rendered		(260,134)	(14,360)
Gross profit		195,564	65,593

Operating income expenses
Selling expenses		(50,528)	(15,505)
General and administrative expenses		(85,224)	(28,320)
Depreciation and amortization		(28,205)	(12,010)
Other income (expenses)		17,526	(421)
		(146,431)	(56,256)
Investments in subsidiaries
Equity	5	72,833	107,237
		121,966	116,574

Finance results
Finance expenses	14	(96,587)	(32,225)
Finance income	14	27,669	6,710
		(68,918)	(25,515)

Profit before income taxes		53,048	91,059

Income tax and social contribution
Current	4	2,039	-
Deferred	4	(9,200)	29,047
		(7,161)	29,047

Profit for the period from continuing operations		45,887	120,106

Basic and diluted earnings per share – common	12	0.13	0.33
Basic and diluted earnings per share – preferred	12	0.14	0.36

The Company has no other comprehensive results that should be included in these financial statements.

See accompanying notes to condensed financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.
Statements of Changes in Stockholders’ Equity
(Unaudited)
For the three months ended on March 31, 2010 and 2009
(In thousands of reais)

		Number of Shares
		(thousands)			Capital Stock		Capital Reserves
								Special	Premium on
							Goodwill on	Goodwill	issue of	Accumulated
	Notes	Common	Preferred	Subscribed	To be paid in	Paid in	share issues	Reserve	debentures	deficit	Total
Balances on December 31, 2008		113,051	225,688	5,553,269	(12,923)	5,540,346	8,702	148,495	54,945	(2,980,921)	2,771,567
Capital increase by:
Absorption of special goodwill reserve		1,409	2,816	58,974	-	58,974	-	(58,974)	-	-	-
Profit for the period		-	-	-	-	-	-	-	-	120,106	120,106
Balances on March 31, 2009		114,460	228,504	5,612,243	(12,923)	5,599,320	8,702	89,521	54,945	(2,860,815)	2,891,673

Balances on December 31, 2009		114,460	228,504	5,612,243	(12,923)	5,599,320	8,702	89,521	54,945	(2,244,973)	3,507,515
Profit for the period		-	-	-	-	-	-	-	-	45,887	45,887
Balances on March 31, 2010		114,460	228,504	5,612,243	(12,923)	5,599,320	8,702	89,521	54,945	(2,199,086)	3,553,402

See accompanying notes to condensed financial statements

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONDENSED STATEMENTS OF CASH FLOWS
(UNAUDITED)
For the three months ended on March 31, 2010 and 2009
(In thousands of reais)

	2010	2009
Cash flows from operating activities
Profit for the period	45,887	120,106
Adjustments to reconcile profit for the period to cash flow
from operating activities
Equity	(72,833)	(107,237)
Net variations in monetary restatement and exchange rate	33,881	(5,474)
Interest expense on borrowing	44,528	38,108
Depreciation and amortization	91,009	13,353
Losses / (Gains) on hedge instruments	3,499	(4,814)
Deferred income taxes and social contribution	9,200	(29,047)
Earnings on sale of property, plant and equipment assets	13	45
Provisions	3,397	(942)

Variations in assets and liabilities
(Increase) decrease in receivables	(10,226)	(5,098)
(Increase) decrease in inventories and other credits	629	75
(Increase) decrease in recoverable taxes	20,037	4,848
(Increase) decrease in other assets	(16,849)	17,897
(Increase) decrease in prepaid expenses	2,618	(1,273)
Increase (decrease) of suppliers and programming	(36,881)	(21,319)
Increase (decrease) in fiscal obligations	(22,370)	20,707
Increase (decrease) in payroll and related charges	(45,111)	(15,062)
Increase (decrease) in deferred revenues	3,928	2,383
Increase (decrease) in provisions and other liabilities	(50,269)	3,369
Net Cash provided by operating activities	4,087	30,625

Cash flow from financing activities
Acquisition of investments	-	(60,124)
Acquisition of property, plant and equipment and intangible	(56,167)	(3,520)
Cash proceeds from sale of property, plant and equipment assets	88	-
Cash from acquisition/ incorporation of companies	-	24,884
Net cash used in financing activities	(56,079	(38,760)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONDENSED STATEMENTS OF CASH FLOWS
(UNAUDITED)
For the three months ended on March 31, 2010 and 2009
(In thousands of reais)

	2010	2009
Cash flow from financing activities
Loans and financings
Incoming	3,537	171
Payments interest	(24,190)	(9,154)

Related parties
Incoming	261,141	166,039
Payments	(232,247)	(167,496)
Net cash provided by (used in) financing activities	8,241	(10,440)

Net increase in cash and cash equivalents	(43,751)	(18,575)

Cash and cash equivalents at beginning of the period	760,452	189,329
Cash and cash equivalents at end of the period	716,701	170,754

	(43,751)	(18,575)

See accompanying notes to condensed financial statements

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED FINANCIAL STATEMENTS
March 31, 2010
(In thousands of reais)

1. Operations

Net Serviços de Comunicação S.A. (“Net Serviços” or “the Company”) is a publicly held corporation organized under the laws of Brazil. The Company controls a group of cable subscription television companies and is the leading cable television Multiple System Operator (MSO) in Brazil. The shares of Net Serviços de Comunicação S.A. are traded on the São Paulo. The Company is located in Brazil and its headquarters are located in São Paulo.

The Company provides cable television services under the “NET” brand name and high-speed Internet access under the “NET VIRTUA” brand name through several cable networks located in the country’s largest cities. The Company and Empresa Brasileira de Telecomunicações S.A. – Embratel (Embratel), a subsidiary of Telmex Internacional S.A.B. de C.V. (Telmex), jointly provide voice services under the “NET FONE VIA EMBRATEL” brand name.

In addition to having common and preferred shares at Bovespa, the Company holds preferred shares traded at NASDAQ as “American Depositary Shares” – ADS in the United States of America and is subject to the Securities and Exchange Commission –SEC regulations. Each ADS represents 1 preferred share traded under the code NETC.

The Company also has preferred shares that are traded on the LATIBEX, the Madrid stock exchange, and is therefore also subject to the regulations of the Comissión Nacional del Mercado de Valores (CNMV), which are complied with on the basis of the existing requirements in Brazil and in the United States of America.

The Company signed an agreement with the São Paulo Stock Exchange (Bolsa de Valores de São Paulo, or Bovespa) to adopt differentiated corporate governance practices, thus becoming eligible for Level 2 listing, which was created to distinguish a select group of companies committing to differentiated corporate governance practices. The annual and quarterly reporting data of the Company include the additional requirements of BOVESPA. Under the articles of incorporation of the Company, disputes and controversies arising from or related to their social status, the Regulation of Level 2, the provisions of the Law of Corporations, the standards published by National Monetary Council, the Central Bank of Brazil and the Securities Commission, the Regulations of the BOVESPA and other rules applicable to the operation of the capital market in general should be resolved by arbitration to be conducted as per the regulations of the Market Arbitration Committee set up by BOVESPA (Arbitration Clause).

2. Basis of Preparation and Presentation of the Financial Statements

The financial statements were prepared in accordance with accounting practices adopted in Brazil, additional rules of the Brazilian Securities Commission (CVM), technical pronouncements of the Accounting Pronouncements Committee (CPC) and provisions of the Law of Corporations (BRGAAP).

During 2009, the Accounting Committee issued standards CPC 15 to 40 (except 34) complying with the international accounting standards issued by the IASB -International Accounting Standards Board.

The Company has elected to reflect, in its entirety, in its financial statements for the period ended on March 31, 2010, the effects of technical pronouncements, interpretations and guidelines for mandatory beginning from January 1, 2010 and mandatory adoption for December 31, 2010. No more differences between the result and the equity of the financial statements of the parent by corporate law and the condensed consolidated financial statements prepared in accordance with international standards issued by IASB.

According to disclosure requirements, the Company presents below a brief description and corresponding figures in the result and shareholders' equity related to these effects:

	Net Profit	Shareholder’s equity
Balances before of the new accounting practices effects	64,154	3,485,738
Fixed assets	(13,708)	(96,127)
Amortization goodwill	-	170,225
Deferred taxes	(4,654)	(9,917)
Other	95	3,483
Balances after of the new accounting practices effects	45,887	3,553,402

The balance sheet at December 31, 2009 and quarterly information as of March 31, 2009, originally issued have been adjusted to reflect the effects of technical pronouncements, interpretations and guidelines and are being resubmitted in conjunction with the financial statements of quarter ended March 31, 2010.

Thus, the balance sheet at December 31, 2009 and quarterly information on March 31, 2009 are being presented as if the new accounting practices were always in use.

2. Basis of preparation and Presentation of the Financial Statements - Continued

Reconciliation of the Balance sheets as of December 31, 2009

Assets
		12/31/2009	Reclassification	Adjustment	12/31/2009
Current
Cash and cash equivalents		760,452	-	-	760,452
Trade accounts receivable		59,872	-	-	59,872
Inventories		14,750	-	-	14,750
Receivables from related parties		20,107	-	-	20,107
Programming receivables from subsidiaries		58,823	-	-	58,823
Recoverable taxes	e	32,213	(31,241)	-	972
Prepaid expenses		18,660	-	-	18,660
Interest on Shareholder's Equity Capital and		72,907	-	-	72,907
dividend receivables
Prepaid rights for use		79,640	-	-	79,640
Other current assets		5,266	-	-	5,266
		1,122,690	(31,241)	-	1,091,449

Non-current
Judicial deposits	e	14,150	25,345	-	39,495
Related parties		119,673	-	-	119,673
Deferred taxes	d\e	185,344	118,417	(35,074)	268,687
Recoverable taxes		61,302	-	-	61,302
Prepaid rights for use		300,135	-	-	300,135

Investments	a\e	1,857,538	11,504	(1,236)	1,867,806
Property and equipment	a	916,264	(32,373)	18,603	902,494
Intangible assets	a\e	2,218,700	52,726	137,126	2,408,552
Deferred costs	b	1,803	-	(1,803)	-
Other non-current assets	e	1,838	2,517	-	4,355
		5,676,747	178,136	117,616	5,972,499
Total assets		6,799,437	146,895	117,616	7,063,948

2. Basis of preparation and Presentation of the Financial Statements - Continued

Liabilities
		12/31/2009	Reclassification	Adjustment	12/31/2009
Current
Suppliers	e	89,109	28,629	-	117,738
Programming Suppliers		64,957	-	-	64,957
Fiscal obligations	e	48,028	(24,167)	-	23,861
Income taxes and social contribution	e	7,074	(7,074)	-	-
Payroll and Related Charges		101,771	-	-	101,771
Debt		38,674	-	-	38,674
Accounts Payable to related parties	e	147,510	(17,422)	-	130,088
Accounts Payable on Copyrights - ECAD	e	42,865	1,637	-	44,502
Interest on Shareholder's Equity Capital and dividend payables		2,627	-	-	2,627
Deferred revenues		68,266	-	-	68,266
Unrealized losses on derivatives		19,580	-	-	19,580
Other current liabilities	e	22,647	6,545	-	29,192
		653,108	(11,852)	-	641,256
Non-current
Income taxes and social contribution	d	-	152,790	31,094	183,884
Debt		2,001,630	-	-	2,001,630
Deferred revenues	c	259,585	-	592	260,177
Accounts Payable to related parties		14,975	-	-	14,975
Provisions	e	421,993	5,957	-	427,950
Other non-current liabilities		26,561	-	-	26,561
		2,724,744	158,747	31,686	2,915,177
Stockholders’ Equity
Capital Stock		5,599,320	-	-	5,599,320
Capital Reserves		153,168	-	-	153,168
Accumulated deficit		(2,330,903)	-	85,930	(2,244,973)
		3,421,585	-	85,930	3,507,515
Total liabilities and stockholders’ equity		6,799,437	146,895	117,616	7,063,948

2. Basis of preparation and Presentation of the Financial Statements - Continued

Reconciliation of the income statements as of March 31, 2009.

		03/31/2009	Adjustment	03/31/2009

Net Sales		79,953	-	79,953
Cost of services rendered		(14,360)	-	(14,360)

Gross profit		65,593	-	65,593
Operating expenses
Selling expenses		(15,505)	-	(15,505)
General and administrative expenses		(28,320)	-	(28,320)
Depreciation and amortization	a	(6,311)	(5,699)	(12,010)
Other net Sales (expenses)	c	(542)	121	(421)
		(50,678)	(5,578)	(56,256)

Investment in subsidiaries
Equity	f	92,146	15,091	107,237
		92,146	15,091	107,237

Operating profit		107,061	9,513	116,574

Financial results
Financial expenses		(32,225)	-	(32,225)
Financeial income		6,710	-	6,710
Profit before income taxes and social contribution		81,546	9,513	91,059
Income tax and social contribution	d	-	29,047	29,047
Net Profit for the period from continuing operations		81,546	38,560	120,106

2. Basis of preparation and Presentation of the Financial Statements – Continued

Description of principal differences between accounting practices that affect the Company's financial statements:

a) Business combinations: Under CPC 15, the cost of a business combination must be measured at fair value on date of acquisition. On the acquisition date, the acquiring entity must allocate the acquisition cost (including direct costs of the transaction) and recognize identified assets acquired and liabilities assumed at fair value.

Under previous accounting practices, goodwill is calculated as the difference between the purchase price and stockholders' equity of the acquired entity. The fair value approach is not used. Goodwill is generally attributed to higher value of assets (usually property, plant and equipment), which is embedded in the value thereof, and is amortized over the remaining life of the asset, future profitability, or other reasons. The adjustment recorded primarily reflects the recognition of intangible assets in connection with the acquisition of Vivax, Net Jundiaí, the BigTV Companies and Esc 90 that were not recognized at the acquisition.

b) Deferred assets: Under new accounting practices, pre-operating expenses are not covered by the definition of an intangible asset and are expensed as incurred. Costs relating to an internally generated intangible asset are not capitalized unless they are development costs meeting the specific criteria.

In addition, under new accounting practices, as of January 1, 2008, pre-operating expenses are no longer recognized as intangible assets and should be expensed as incurred. The Company opted to write-off the balance recognized in the deferred asset group.

c) Deferral of incentives received from programming suppliers:

The Company receives revenues from programming content suppliers to compensate the Company for marketing activities focused on building the customer base. Under new accounting practices, these amounts are deferred to income over the period of the related contracts. Under previous accounting practices, these incentives were recognized as income when received.

2. Basis of Preparation and Presentation of the Financial Statements – Continued

d) Income taxes and social contribution:

Deferred income taxes have been recorded on temporary differences related to differences between fiscal bases and accounting practices.

e) Reclassifications: According to the new accounting practices the following main reclassifications to the condensed financial statements are also required:

- Judicial deposits are included in non-current assets and not offset against the related provision;

- Transactions between related parties are presented on a net basis;

- Recoverable taxes and payable taxes are presented on a net basis;

- Goodwill related to the difference in market value are reclassified from intangible assets to investment and; and

- Investments (others) are reclassified to others non-current assets.

f) Equity: the effects of the recognition of the new accounting practices in the results for the quarter ended March 31, 2010 have bee recognized through equity.

The Condensed Consolidated Financial Statements were prepared in accordance with international accounting standards established by the International Accounting Standards Board - IASB (known as International Financial Reporting Standards - IFRS), replacing the Condensed Consolidated Financial Statements in accordance with Brazilian GAAP, as permitted by Instruction CVM N° 457 of July 13, 2007 and Ofício-Circular/CVM/SEP / N ° 004/2007 of November 06, 2007, and are filed with the CVM and Bovespa via IPE System, the category "Financial Data ".

During the year 2009, continuing the process of corporate restructuring, the Company merged the accounting of 24 subsidiaries, mainly in the second half and therefore, the financial statements for the period ended on March 31, 2009 are not comparable to the three-month period ending in 2010. The consolidated financial statements have not been affected by incorporations mentioned.

Authorization for the conclusion of these financial statements was provided by the board meeting held on April 27, 2010.

2. Basis of preparation and Presentation of the Financial Statements – Continued

Summary of Significant Accounting Policies

Transactions in Foreign Currency

The Company and all its subsidiaries are located and operating entirely in Brazil.

Transactions in foreign currencies are converted to the functional currency using the exchange rate on the transaction date. Assets and liabilities denominated in foreign currencies are translated to the functional currency at period-end and the resulting gains or losses are recognized in the income statement.

Revenue recognition

Revenues include subscribers' monthly fees, connection fees, pay-per-view, high-speed data and telephone services. Revenues are recorded when services are provided. Connection fees and direct selling expenses listed are deferred and amortized over the average estimated period subscribers are likely to remain connected to the system.

Deferred revenue relates primarily to prepayment of the rights to use the Net fiber optic cable network to provide Net Fone services and rental revenue is released to income over the contractual period deferead revenues are recognized based on the contract. Revenues with special projects are recognized based on the term of the related project

Cash and cash equivalents

Cash and cash equivalents include cash, balances in bank accounts and financial investments redeemable within 90 days from the balance sheet date, with insignificant risk of alterations in their market value. These investments are valued at cost, plus interest through balance sheet date, and marked to market with the gain or loss recorded in income for the period.

Accounts receivable and allowance for doubtful accounts

Trade accounts receivable are recorded at estimated net realizable value and are noninterest bearing. The allowance for doubtful accounts is established on the basis of the subscriber’s history of default and its amount is deemed sufficient to cover losses in the realization of accounts receivable. The average term for receipt from subscribers is approximately 30 days and any outstanding receivable older than 180 days is written off. The allowance for doubtful accounts is comprised of account balances which are 90 to180 days in arrears.

2. Basis of preparation and Presentation of the Financial Statements – Continued

Summary of Significant Accounting Policies– Continued

Inventories

Inventories are stated at the lower of net realizable value (estimated selling price in the ordinary course of business less estimated selling costs) and average acquisition cost. Provisions for slow moving or obsolete inventory items are made as necessary.

Property, plant and equipment

Property, plant and equipment is stated at historical cost net of depreciation, and impairment losses, if applicable. The cable network includes capitalized amounts related to personnel costs and other expenses incurred for the construction of the network during the prematurity phase and construction period.

Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Subsequent costs are capitalized if the economic benefits associated with these items are probable and the amounts are reliably measured. The net book value of any replaced item is charged to expense.

Repairs and maintenance expenditures are expensed as incurred.

The residual values and estimated useful lives of assets are reviewed and adjusted, if necessary, at the end of the reporting period.

Intangible

Intangible assets are assessed as having finite or indefinite estimated useful lives. Intangible assets with indefinite useful lives are not amortized, but are evaluated for impairment on an annual basis. The indefinite life status is reviewed annually.

Intangible assets that have finite useful lives are amortized over their estimated useful lives.

The estimated useful lives of intangible assets with finite useful lives are reviewed at the end of each reporting period. The amortization expense of intangible assets with finite lives is recognized in the income statement in the expense category consistent with the function of the intangible asset.

2. Basis of preparation and Presentation of the Financial Statements – Continued

Summary of Significant Accounting Policies – Continued

Asset impairment

In accordance with CPC 01, the Company considers the impairment of the long term assets, including property and equipment and intangible assets. At each financial statement date, the Company assesses whether there are any indicators of impairment. If such indicators are identified, the Company estimates the recoverable value of the asset. The recoverable value of an asset is the greater of: (a) fair value less costs that would be incurred to sell it, and (b) its value in use. Value in use is the discounted cash flow (before taxes) arising from the continuous use of the asset to the end of its useful life.

Irrespective of the presence of indicators of impairment, goodwill and intangible assets with indefinite useful lives are tested for recovery at least once a year.

When the net book value of an asset exceeds its recoverable value, the impairment loss is recognized as an operating expense in the in income statement. The reduction in the recoverable amount is recorded on results.

Except with respect to the reduction in value of goodwill, reversal of previously recognized losses is allowed. The reversal in these circumstances is limited to the depreciated balance the asset would present on the day of reversal, assuming that the reversal has not been registered.

2. Basis of preparation and Presentation of the Financial Statements – Continued

Summary of Significant Accounting Policies – Continued

Business combinations and goodwill

Business combinations are recognized using the acquisition method. The cost of the acquisition is the fair value of assets and equity instruments paid and liabilities assumed on the date of exchange. Identifiable assets acquired and liabilities and contingencies assumed in a business combination are measured initially at fair value on the acquisition date, independent of the participation minorities’ level.

Goodwill represents the excess of acquisition cost over the fair value of net assets acquired and liabilities assumed, at the acquisition date. If the cost of acquisition is less than the fair value of net assets acquired, the difference is recognized directly in the income statement.

Income taxes and social contribution

The statutory rates applicable for federal income taxes and social contribution, current and deferred, are 15% plus an additional 10% over R$ 240 for income tax and 9% for social contribution. Income taxes and social contribution are recognized on a basis of accrual.

Deferred taxes are provided using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. The amount of deferred income tax assets is reviewed at each reporting date and reduced by any amount that is no longer recoverable through future estimated taxable income. Deferred tax assets and liabilities are calculated using the tax rates applicable to taxable income in years in which these temporary differences should be realized based on tax rates that have been enacted at the reporting date.

Income tax and social contribution differed are assets recognized only to the extent that it is probable that there will be a positive tax base for which the temporary differences can be used and tax losses can be compensated.

2. Basis of preparation and Presentation of the Financial Statements – Continued

Summary of Significant Accounting Policies – Continued

Provisions

The Company recorded provisions, which involve considerable estimates by the management for tax, labor, civil and social security contingencies that as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reasonable estimate can be made of the amount of that obligation. The Company is also subject to various claims, legal, civil and labor proceedings covering a wide range of issues that arises in the normal course of business activities. The estimates of the Company are based on the opinion of its legal counsel. Provisions are reviewed and adjusted to take into account changes in circumstances such as the limitation period, applicable findings of tax assesments or additional exposures identified based on new issues or decisions of courts. Actual results may differ from those estimates.

Financial instruments

Financial instruments are initially recorded at fair value plus transaction costs directly attributable to their acquisition or issue, except for financial assets and liabilities classified as at fair value through income, when such costs are directly released in earnings. Their subsequent measurement takes place on each balance sheet date pursuant to rules for each class of assets: (i) financial assets and liabilities measured at fair value through profit or loss, (ii) held to maturity, (iii) loans and receivables and (iv) available-for-sale.

The Company is exposed to market risk arising from its operations, and uses derivatives to minimize its exposure to such risks. Derivative financial instruments are re-measured at their fair value on each reporting date. Derivatives are accounted for as financial assets when their fair value shows a gain or as financial liabilities when their fair value shows a loss. The Company elected not to apply hedge accounting as defined in CPC 39.

Loans and borrowings are initially recorded at fair value, net of transaction costs incurred and subsequently measured at amortized cost using the effective interest rate method.

2. Basis of preparation and Presentation of the Financial Statements – Continued

Summary of Significant Accounting Policies – Continued

Operating Segments

Operating segments are defined as components of an enterprise for which separate financial information is available and is evaluated on a regular basis by the chief operating decision maker in deciding how to allocate resources to an individual segment and in assessing performance of the segment. Since all decisions are made on the basis of consolidated reports, all services are provided using the same cable network, there are no managers responsible for any specific element of the business, and all decisions relating to strategic planning, finance, purchasing, investment and liquidity application are made on a consolidated basis, the Company has concluded it has a single reportable segment.

Significant accounting judgments, estimates and assumptions

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and the reported amounts of assets and liabilities, income and expenses. These estimates and associated assumptions are based on historical experience and various other factors believed to be reasonable under the circumstances. Actual results could differ from these estimates. These underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

a) Deferred income taxes

The amount of deferred income tax assets is reviewed at each reporting date and reduced by the amount that is no longer recoverable through estimates of future taxable income. Amounts reported involve considerable exercise of judgment by management and future taxable income may be higher or lower than the estimates considered when valuing a deferred tax asset.

2. Basis of preparation and Presentation of the Financial Statements – Continued

Summary of Significant Accounting Policies – Continued

b) Valuation of assets acquired and liabilities assumed in business combinations

In recent years, the Company entered into certain business combinations. Under CPC 15, the Company must allocate the cost of the acquired entity to the assets acquired and liabilities assumed based on their estimated fair values on acquisition date. Any excess of the cost of the acquired entity over the fair value of assets acquired and liabilities assumed is recorded as goodwill. The Company exercises significant judgment in identifying tangible and intangible assets and liabilities, valuing such assets and liabilities and determining their remaining useful lives. Management generally engages third party valuation consultants to assist in valuing the assets and liabilities. These assets and liabilities valuation is based on assumptions and criteria which, in some cases includes estimates of future cash flows discounted by the appropriate fees.

The valuation assumptions include estimates of discounted cash flow and discount rates. Use of alternative assumptions would result in different estimates of the value of assets acquired and liabilities assumed.

c) Test of impairment of non-financial assets

The Company evaluates the existence of any loss indicator for all of its non-monetary assets on each closing date of the financial statements.

Goodwill and indefinite-lived intangible assets are tested for impairment annually and at other times when indicators of impairment exist. Recoverable amounts are determined based on value-in-use calculations, using discounted cash flow assumptions established by management in the financial statements ended on December 31, 2009.

d) Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reasonable estimate can be made of the amount of this obligation. If the effect of the time value of money is material, provisions are discounted using the discount rate that reflects specific risks for the liability, when appropriate. When discounted, the increase in the provision due to the passage of time is recognized as a finance expense.

3. Cash and cash equivalents

	03/31/2010	12/31/2009
Cash and banks	32,367	72,120
Banking deposit certificates	3,320	82,942
Exclusive investment fund	681,014	605,390
	716,701	760,452

Bank deposit certificates (CDBs in Portuguese) earn an average of 100% of the Interbank Certificate of Deposit (CDI, Portuguese) rate (8.61% in 2010). CDBs are issued by first-line banks with floating interest rates based on the CDI rate, and have immediate access.

Fixed-income investment funds are represented by shares in exclusive investment funds whose assets are mainly CDBs and government bonds. These funds have immediate and total access.

4. Current and non–current deferred and recoverable taxes

a. Recoverable taxes – current and non–current

	03/31/2010	03/31/2009
Recoverable taxes:
Income tax withheld at source	5,772	27,554
Recoverable federal taxes	44,240	34,389
Recoverable ICMS	3,700	323
Other	49	8
	53,761	62,274
Current	3,586	972
Non-current	50,175	61,302

b. Deferred taxes

Non -current assets:	03/31/2010	12/31/2009
Income taxes:
Temporary differences	189,090	197,564

Social Contribution:
Temporary differences	68,073	71,123

Total	257,163	268,687

Non -current liabilty:	03/31/2010	12/31/2009
Income taxes:
Temporary differences	133,444	135,230

Social Contribution:
Temporary differences	48,040	48,654

Total	181,484	183,884

The Company has tax loss carryforwards and negative basis of social contribution to offset 30% of annual taxable income, without expiration, for the following amounts:

		03/31/2010			12/31/2009
		Social			Social
	Income Tax	Contribution	Total	Income Tax	Contribution	Total

Gross amounts	1,599,591	2,177,694	-	1,510,512	2,109,069	-

Tax credit (25% / 9%)	399,898	195,992	595,890	377,628	189,816	567,444
Recognized tax credit	-	-	-	-	-	-
Non-recognized tax credit	399,898	195,992	595,890	377,628	189,816	567,444

4. Current and non–current deferred and recoverable taxes – Continued

c. Income taxes and social contribution benefit (expenses)

Income taxes in Brazil include federal income taxes and social contribution on net profits.

	03/31/2010	03/31/2009
Current income tax and social contribution expenses	2,039	-

Deferred income tax and social contribution on:
Temporary differences	(4,548)	-
Goodwill	(21,563)	(4,548)
Amortization property, equipment and intangible	4,370	3,467
Effective estimated annual tax rate	12,572	30,170
Other	(31)	(42)
Total deferred tax income	(9,200)	29,047
Total income tax benefit (expenses)	(7,161)	29,047

The statutory rates applicable for federal income taxes and social contribution are 25% and 9%, respectively, which represent an aggregate rate of 34%, for 2010 and 2009.

The interim income tax and social contribution expense was calculated based on the effective estimated annual tax rate of 13.5%.

5. Investments

	03/31/2010	12/31/2009
Investments in subsidiaries and associated companies	1,705,974	1,827,602
Goodwill – over fair value of property, plant and equipment assets,
licences and client portfolio – ESC90	38,931	40,204
	1,744,905	1,867,806

Goodwill	Cost	Amortization	Total
Balance on December 31, 2009	43,041	(2,837)	40,204
Amortization	-	(1,273)	(1,273)
Balance on March 31, 2010	43,041	(4,110)	38,931

The Company has goodwill arising from the difference between the purchase price and the fair values of stockholder's equity of the companies acquired, determined on the date of purchase. Such goodwill is tested for the recovery of assets at least annually.

During the period ended March 31, 2010, the Company did not identify indication of loss of carrying value of goodwill.

5. Investments – Continued

Detailed information regarding the breakdown and transactions concerning investments as well as relevant information related to the subsidiaries are shown below:

Movement of investments

	Balances on	Interest on own			Balances on
Companies	12/31/2009	capital	Dividends	Equity	03/31/2010
Investments in subsidiaries:
Net São Paulo Ltda.	830,080	(8,156)	(180,000)	31,403	673,327
Net Rio Ltda.	624,264	(6,229)	-	29,826	647,861
Net Paraná Comunicações Ltda.	120,793	-	-	4,633	125,426
Reyc Comércio e Participações Ltda.	53,091	-	-	(2,161)	50,930
Net Ribeirão Preto Ltda.	47,202	-	-	4,222	51,424
Net Sorocaba Ltda.	44,936	-	-	3,439	48,375
Net Goiânia Ltda.	40,294	-	-	1,756	42,050
ESC 90 Telecomunicações Ltda.	31,434	-	-	992	32,426
Net Bauru Ltda.	14,514	-	-	1,407	15,921
Horizonte Sul Comunicação Ltda.	5,964	-	-	(781)	5,183
Net Recife Ltda.	5,886	-	-	(3,104)	2,782
614 Serv. de Internet João Pessoa Ltda.	4,000	(40)	-	296	4,256
614 Serv. de Internet Maceió Ltda.	3,584	(36)	-	487	4,035
Jacareí Cabo S.A.	1,559	-	-	418	1,977
614 TVH Vale Ltda.	1	-	-	-	1
	1,827,602	(14,461)	(180,000)	72,833	1,705,974

5. Investments - Continued

b) Information related to subsidiaries

	03/31/2010						03/31/2009
						Effect on the	Effect on the
						Controlling	Controlling
	Quotas	Shareholders’				Company	Company
Companies	(thousand)	Equity	Capital Stock	Income	Investments	Results	Results
Subsidiaries:
Net São Paulo Ltda.	43,972	673,327	497,759	31,403	673,327	31,403	40,778
Net Rio Ltda.	31,877,481	647,861	318,,775	29,826	647,861	29,826	35,243
Net Ribeirão Preto Ltda.	8,204,797	51,424	82,048	4,222	51,424	4,222	1,155
Net Sorocaba Ltda.	39,043	48,375	49,194	3,439	48,375	3,439	1,084
Net Goiânia Ltda.	10,755,851	42,050	107,559	1,756	42,050	1,756	356
Reyc Comércio e Participações Ltda.	3,420	50,930	313,262	(2,161)	50,930	(2,161)	(2,809)
Net Paraná Comunicações Ltda.	13,785,794	125,426	137,858	4,633	125,426	4,633	-
Net Bauru Ltda.	26,480	15,921	33,100	1,407	15,921	1,407	425
ESC 90 Telecomunicações Ltda.	94,724	32,426	94,724	992	32,426	992	-
Net Recife Ltda.	2,675,720	2,782	26,757	(3,104)	2,782	(3,104)	75
614 Serviços de Internet Maceió Ltda.	1,339	4,035	1,339	487	4,035	487	-
Jacareí Cabo S.A.	677	1,977	677	418	1,977	418	-
Horizonte Sul Comunicações Ltda.	5,098,767	5,183	50,988	(781)	5,183	(781)	-
614 Serv. de Internet João Pessoa Ltda.	881	4,256	881	296	4,256	296	-
614 TVH Vale Ltda.	-	1	1	-	1	-	-
Net Sul Comunicações Ltda.	-	-	-	-	-	-	17,176
Net Florianópolis Ltda.	-	-	-	-	-	-	8,610
Vivax Ltda.	-	-	-	-	-	-	9,314
614 Telecom. Ltda. – Big TV	-	-	-	-	-	-	(5,410)
614 TVT Maceió S.A – Big TV	-	-	-	-	-	-	(1,975)
614 TVP João Pessoa S.A – Big TV	-	-	-	-	-	-	172
Net Franca Ltda.	-	-	-	-	-	-	610
Net São Carlos Ltda.	-	-	-	-	-	-	1,087
Net Indaiatuba Ltda.	-	-	-	-	-	-	304
Televisão a Cabo Criciúma Ltda.	-	-	-	-	-	-	38
Net São José do Rio Preto Ltda.	-	-	-	-	-	-	588
Net Campo Grande Ltda.	-	-	-	-	-	-	475
Net Anápolis Ltda.	-	-	-	-	-	-	(61)
Horizon Line Brasil Ltda	-	-	-	-	-	-	2
					1,705,974	72,833	107,237

6. Property, plant and equipment

		Software and		Furniture	Installations,
	Distribution	computer	Machines and	and	improvements
	plant	equipment	equipment	fixtures	and properties	Vehicles	Tools	Others	Total
Cost
Balance on December 31, 2009	1,726,979	91,275	21,954	17,003	34,053	2,757	13,598	2,578	1,910,197
Additions	53,167	(292)	15	118	142	-	444	350	53,944
Write-offs	(917)	-	-	-	-	(197)	-	-	(1,114)
Transfers	-	(90)	-	6	(6)	-	-	-	(90)
Balance on March 31, 2010	1,779,229	90,893	21,969	17,127	34,189	2,560	14,042	2,928	1,962,937

Accumulated depreciation
Annual rate of depreciation (%)	8,33 to 20	20 to 33,33	10	10	4 to 10	20	20	-	-
Balance on December 31, 2009	(895,994)	(64,328)	(14,148)	(10,520)	(14,848)	(2,360)	(5,626)	121	(1,007,703)
Additions	(40,921)	(3,628)	(515)	(360)	(504)	(110)	(583)	-	(46,621)
Write-offs	951	-	-	-	-	140	-	-	1,091
Balance on March 31, 2010	(935,964)	(67,956)	(14,663)	(10,880)	(15,352)	(2,330)	(6,209)	121	(1,053,233)

Net balance on December 31, 2009	830,985	26,947	7,806	6,483	19,205	397	7,972	2,699	902,494
Net balance on March 31, 2010	843,265	22,937	7,306	6,247	18,837	230	7,833	3,049	909,704

7. Intangible Assets

				Trademarks
Cost	Goodwill	Licenses	Softwares	and Patents	Other	Total
Balance on December 31, 2009	1,909,471	441,205	309,664	289,223	2,405	2,951,968
Additions	-	-	2,223	-	-	2,223
Transfers	-	-	90	-	-	90
Balance on March 31, 2010	1,909,471	441,205	311,977	289,223	2,405	2,954,281

Accumulated Amortization
Annual rate of amortization	-	-	20%	16.7%	-	-
Balance on December 31, 2009	(160,316)	(35,814)	(208,387)	(137,799)	(1,100)	(543,416)
Additions	-	-	(8,360)	(12,051)	(83)	(20,494)
Balance on March 31, 2010	(160,316)	(35,814)	(216,747)	(149,850)	(1,183)	(563,910)

Net balance on December 31, 2009	1,749,155	405,391	101,277	151,424	1,305	2,408,552
Net balance on March 31, 2010	1,749,155	405,391	95,230	139,373	1,222	2,390,371

During the period ended March 31, 2010, the Company did not identify indication of loss of carrying value of indefinite useful life intangible assets.

8. Debt

			Effective Interest rate p.a.

		Nominal Interest
	Currency	rate p.a.	03/31/2010	12/31/2009	03/31/2010			12/31/2009
					Current	Non-current	Total	Current	Non-current	Total

Local currency
Finame	R$	TJLP + 3.15%	9.15%	9.15%	16,245	42,896	59,141	15,639	43,299	58,938
Bank credit notes (CCB)– Itaú	R$	CDI + 2.55%	11.39%	11.39%
BBA					-	-	-	2,704	170,000	172,704
					16,245	42,896	59,141	18,343	213,299	231,642
Foreign currency
Global Notes 2020	US$	7.50%	8.57%	8.57%	8,734	618,063	626,797	7,510	603,940	611,450
Perpetual bond	US$	9.25%	10.57%	10.57%	2,667	267,150	269,817	2,531	261,180	263,711
Banco Inbursa S.A.	US$	7.88%	9.22%	9.22%	14,327	353,187	367,514	5,940	345,164	351,104
					25,728	1,238,400	1,264,128	15,981	1,210,284	1,226,265

Loans and financings Total					41,973	1,281,296	1,323,269	34,324	1,423,583	1,457,907

			Quantity in circulation
			03/31/2010	12/31/2009

Nonconvertible			58,000	58,000	18,462	578,176	596,638	4,350	578,047	582,397
Total					60,435	1,859,472	1,919,907	38,674	2,001,630	2,040,304

As of March 31, 2010, the Company adheres to all contractual obligations related to the debts.

Perpetual bonds have no payment date.

On March 01, 2010, the loan from Banco Itaú BBA S.A., was transferred from the Company to the subsidiary Net São Paulo Ltda., who takes the irrevocable and irreversible, responsibility for paying the principal and interest charges, according to the maturity.

9. Related parties transactions

a) Employee benefits

Employee salary, benefits and related expenses are stated as follows:

Description	03/31/2010	03/31/2009
Payroll and Related Charges	64,362	21,561
Profit Participation Plan	28,112	24,497
Statutory benefits	8,558	740
Additional benefits	6,453	1,121
	107,485	47,919

9. Related parties transactions – Continued

b) Remuneration of management

Remuneration paid to the Company's management for services in their respective fields of competence is shown below:

	03/31/2010	12/31/2009
Short-term benefits	2,633	3,243
Long-term benefits	1,438	2,171
	4,071	5,414

9. Related parties transactions – Continued

c) Related companies

The main balances of assets, liabilities, expenses and revenues due to transactions between related parties on March 31, 2010 and December 31, 2009 are shown below:

	Current asset
	Programming receivable		Related parties		Dividends to be received		Interest on equity to be received		Rights for prepaid use		Total
Companies	03/31/2010	12/31/2009	03/31/2010	12/31/2009	03/31/2010	12/31/2009	03/31/2010	12/31/2009	03/31/2010	12/31/2009	03/31/2010	12/31/2009
Subsidiaries
Net São Paulo Ltda.	27,593	27,234	12,065	8,273	-	-	40,384	33,450	-	-	80,042	68,957
Net Rio Ltda.	13,966	13,982	3,374	4,017	-	-	32,864	27,569	-	-	50,204	45,568
Net Paraná Comunicações
Ltda.	2,962	2,979	1,124	1,021	-	-	4,781	4,782	-	-	8,867	8,782
Net Belo Horizonte Ltda.	5,411	5,402	1,554	1,638	-	-	-	-	-	-	6,965	7,040
Net Brasília Ltda.	3,053	3,052	1,204	1,113	-	-	-	-	-	-	4,257	4,165
Net Campinas Ltda.	2,108	2,087	1,428	1,603	-	-	-	-	-	-	3,536	3,690
Net Ribeirão Preto Ltda.	963	963	391	432	-	-	1,678	1,678	-	-	3,032	3,073
Net Goiânia Ltda.	746	767	359	532	-	-	1,609	1,609	-	-	2,714	2,908
Net Sorocaba Ltda.	584	586	328	406	-	-	1,618	1,618	-	-	2,530	2,610
Net Bauru Ltda.	436	437	206	229	-	-	940	940	-	-	1,582	1,606
614 Serviços de Internet João
Pessoa Ltda.	-	-	14	24	1,128	1,128	34	-	-	-	1,176	1,152
Net Recife Ltda.	782	801	97	116	-	-	133	133	-	-	1,012	1,050
Horizonte Sul Comunicações
Ltda.	521	533	62	69	-	-	-	-	-	-	583	602
ESC 90 Telecomunicações
Ltda.	301	-	776	574	-	-	-	-	-	-	1,077	574
Jacareí Cabo S.A.	38	-	33	39	-	-	-	-	-	-	71	39
614 Serviços de Internet
Maceió Ltda.	-	-	17	21	-	-	30	-	-	-	47	21
Others	-	-	1	-	-	-	-	-	-	-	1	-
	59,464	58,823	23,033	20,107	1,128	1,128	84,071	71,779	-	-	167,696	151,837
Emp. Brasil. de Telecom. S.A
- Embratel	-	-	-	-	-	-	-	-	85,366	79,640	85,366	79,640
	-	-	-	-	-	-	-	-	85,366	79,640	85,366	79,640
	59,464	58,823	23,033	20,107	1,128	1,128	84,071	71,779	85,366	79,640	253,062	231,477

9. Related parties transactions – Continued

	Non-current assets
	Related parties		Rights for prepaid use		Total
Companies	03/31/2010	12/31/2009	03/31/2010	12/31/2009	03/31/2010	12/31/2009
Subsidiaries
Reyc Comércio e Participações Ltda	82,049	92,699	-	-	82,049	92,699
Net Paraná Comunicações Ltda.	14	5,861	-	-	14	5,861
Net Rio Ltda.	298	5,639	-	-	298	5,639
Net Belo Horizonte Ltda.	20,841	5,574	-	-	20,841	5,574
Jacareí Cabo S.A.	3,572	4,060	-	-	3,572	4,060
Horizonte Sul Ltda.	4,467	2,948	-	-	4,467	2,948
Net Brasília Ltda.	19,600	1,275	-	-	19,600	1,275
Net São Paulo Ltda.	431	523	-	-	431	523
ESC 90 Telecomunicações Ltda.	10,957	505	-	-	10,957	505
Net Goiânia Ltda.	53	206	-	-	53	206
Net Campinas Ltda.	205	196	-	-	205	196
614 Serviços de Internet Maceió Ltda.	5	52	-	-	5	52
614 Serv. de Internet João Pessoa Ltda.	59	49	-	-	59	49
Net Sorocaba Ltda.	39	33	-	-	39	33
Net Bauru Ltda.	7	21	-	-	7	21
Net Ribeirão Preto Ltda.	20	16	-	-	20	16
Net Recife Ltda.	651	16	-	-	651	16
	143,268	119,673	-	-	143,268	119,673
Shareholders

Emp. Brasil. de Telecom. S.A - Embratel	-	-	301,638	300,135	301,638	300,135
	-	-	301,638	300,135	301,638	300,135
	143,268	119,673	301,638	300,135	444,906	419,808

9. Related parties transactions - Continued

	Current liabilities
									Interest on equity/
	Suppliers		Programming suppliers		Loans		Related parties		Dividends		Deferred Revenue		Total
Companies	03/31/2010	12/31/2009	03/31/20 12/31/2009		03/31/20	12/31/2009	03/31/2010	12/31/2009	03/31/2010	12/31/2009	03/31/2010	12/31/2009	03/31/2010	12/31/2009

Subsidiaries

Reyc Comércio e Part. Ltda.	-	-	-	-	-	-	18,007	19,248	-	-	-	-	18,007	19,248
Net Paraná Comun. Ltda.	-	-	-	-	-	-	13,204	13,630	1,875	1,875	-	-	15,079	15,505
Net São Paulo Ltda.	-	-	-	-	-	-	5,693	2,911	-	-	-	-	5,693	2,911
Horizonte Sul Comun. Ltda.	-	-	-	-	-	-	-	1	752	752	-	-	752	753
Net Rio Ltda.	-	-	-	-	-	-	450	534	-	-	-	-	450	534
Net Campinas Ltda.	-	-	-	-	-	-	728	345	-	-	-	-	728	345
Net Goiânia Ltda.	-	-	-	-	-	-	235	340	-	-	-	-	235	340
Net Belo Horizonte Ltda.	-	-	-	-	-	-	430	269	-	-	-	-	430	269
Net Brasilia Ltda.	-	-	-	-	-	-	242	243	-	-	-	-	242	243
Net Ribeirão Preto Ltda.	-	-	-	-	-	-	26	80	-	-	-	-	26	80
Net Sorocaba Ltda.	-	-	-	-	-	-	611	60	-	-	-	-	611	60
Net Bauru Ltda.	-	-	-	-	-	-	26	60	-	-	-	-	26	60
Net Recife Ltda.	-	-	-	-	-	-	708	1	-	-	-	-	708	1
Net São Carlos Ltda.	-	-	-	-	-	-	4	-	-	-	-	-	4	-
Other	-	-	-	-	-	-	854	-	-	-	-	-	854	-
	-	-	-	-	-	-	41,218	37,722	2,627	2,627	-	-	43,845	40,349
Shareholders
Emp. Brasil. de Telecom. S.A.–
Embratel	6,899	16,855	-	-	-	-	4,660	92,366		-	- 71,494	68,266	83,053	177,487
	6,899	16,855	-	-	-	-	4,660	92,366		-	- 71,494	68,266	83,053	177,487

Associated Companies
Americel S.A.	-	5	-	-	-	-	-	-	-	-	-	-	-	5
Net Brasil S.A. ( * )	-	-	18,525	16,539	-	-	-	-	-	-	-	-	18,525	16,539
Banco Inbursa S.A.	-	-	-	-	14,327	5,940	-	-	-	-	-	-	14,327	5,940
Globosat Programadora Ltda. ( * )	-	-	-	1,899	-	-	-	-	-	-	-	-	-	1,899
Editora Globo S.A.	245	115	-	-	-	-	-	-	-	-	-	-	245	115
Claro S.A	482	562	-	-	-	-	-	-	-	-	-	-	482	562
	727	682	18,525	18,438	14,327	5,940	-	-	-	-	-	-	33,579	25,060
	7,626	17,537	18,525	18,438	14,327	5,940	45,878	130,088	2,627	2,627	71,494	68,266	160,477	242,896

(*) In the quarter ended March 31, 2010, pay per view (PPV) programming previously acquired from Globosat started to be acquired from Net Brasil S.A.

9. Related parties transactions - Continued

	Non-current liabilities
	Debt		Related parties		Deferred revenues		Total
Companies	03/31/2010	12/31/2009	03/31/2010	12/31/2009	03/31/2010	12/31/2009	03/31/2010	12/31/2009
Subsidiaries
Net Paraná Comunicações Ltda.	-	-	12,481	11,345	-	-	12,481	11,345
Net Brasília Ltda.	-	-	(802)	1,168	-	-	(802)	1,168
Reyc Comércio e Participações Ltda.	-	-	956	1,131	-	-	956	1,131
ESC 90 Telecomunicações Ltda.	-	-	722	366	-	-	722	366
Net Belo Horizonte	-	-	(173)	211	-	-	(173)	211
Net São Paulo Ltda.	-	-	75,832	199	-	-	75,832	199
Net Campinas Ltda.	-	-	473	189	-	-	473	189
Net Rio Ltda.	-	-	31,047	96	-	-	31,047	96
Net Goiânia Ltda.	-	-	(439)	76	-	-	(439)	76
614 Serviços de Internet João Pessoa Ltda.	-	-	68	51	-	-	68	51
614 Serviços de Internet Maceió S.A.	-	-	18	-	-	-	18	-
Net Sorocaba Ltda.	-	-	(253)	51	-	-	(253)	51
Jacareí Cabo S.A.	-	-	2,123	31	-	-	2,123	31
Net Ribeirão Preto Ltda.	-	-	(129)	25	-	-	(129)	25
Horizonte Sul Comunicações Ltda.	-	-	(89)	16	-	-	(89)	16
Net Recife Ltda.	-	-	7	16	-	-	7	16
Net Bauru Ltda.	-	-	(1)	4	-	-	(1)	4
Other	-	-	178	-	-	-	178	-
	-	-	122,019	14,975	-	-	122,019	14,975

Shareholders
Emp. Brasil. de Telecom. S.A. – Embratel	-	-	-	-	260,381	259,585	260,381	259,585
	-	-	-	-	260,381	259,585	260,381	259,585
Associated Companies
Banco Inbursa S.A.	353,187	345,164	-	-	-	-	353,187	345,164
	353,187	345,164	-	-	-	-	353,187	345,164

	353,187	345,164	122,019	14,975	260,381	259,585	735,587	619,724

9. Related parties transactions – Continued

	Operating income
	Services revenue and
	transfer of						Programming -
	administrative				Telecommunications		commercial
	expenses		Financial		– Expenses		commission		Programming guide		Total
Companies	03/31/2010	03/31/2009	03/31/2010	03/31/2009	03/31/2010	03/31/2009	03/31/2010 03/31/2009		03/31/2010	03/31/2009	03/31/2010	03/31/2009
Subsidiaries
Net São Paulo Ltda.	35,936	28,059	(1,669)	1	-	-	-	-	-	-	34,267	28,060
Net Rio Ltda.	17,471	14,125	(714)	1	-	-	-	-	-	-	16,757	14,126
Net Belo Horizonte Ltda.	7,091	5,652	425	2	-	-	-	-	-	-	7,516	5,654
Net Brasília Ltda.	4,643	3,552	340	(1)	-	-	-	-	-	-	4,983	3,551
Net Paraná Comunicações Ltda.	4,438	2,692	(561)	-	-	-	-	-	-	-	3,877	2,692
Net Campinas Ltda.	3,923	2,998	58	1	-	-	-	-	-	-	3,981	2,999
Net Goiânia Ltda.	1,778	1,573	(118)	-	-	-	-	-	-	-	1,660	1,573
Net Ribeirão Preto Ltda.	1,758	1,359	(118)	-	-	-	-	-	-	-	1,640	1,359
Net Sorocaba Ltda.	1,434	1,081	27	-	-	-	-	-	-	-	1,461	1,081
Net Bauru Ltda.	780	532	4	27	-	-	-	-	-	-	784	559
ESC 90 Telecomunicações Ltda.	1,289	-	218	-	-	-	-	-	-	-	1,507	-
Net Recife Ltda.	445	421	6	-	-	-	-	-	-	-	451	421
Reyc Comércio e Participações Ltda.	-	-	2,415	-	-	-	-	-	-	-	2,415	-
Horizonte Sul Comunicações	164	-	108	-	-	-	-	-	-	-	272	-
Jacareí Cabo S.A.	178	-	45	-	-	-	-	-	-	-	223	-
614 Serv. de Internet João Pessoa Ltda.	88	112	(1)	-	-	-	-	-	-	-	87	112
614 Serv. de Internet Maceió Ltda.	98	-	1	-	-	-	-	-	-	-	99	-
Net FrancaLtda.	-	317	-	-	-	-	-	-	-	-	-	317
Net Anápolis Ltda.	-	193	-	53	-	-	-	-	-	-	-	246
Net São Carlos Ltda.	-	401	-	-	-	-	-	-	-	-	-	401
Net Maringá Ltda.	-	247	-	-	-	-	-	-	-	-	-	247
DR-Emp.de Distr. e Recep. de TV Ltda.	-	3,105	-		-	-	-	-	-	-	-	3,105
Vivax Ltda.	-	12,893	-	-	-	-	-	-	-	-	-	12,893
Net Sul Comunicações Ltda.	-	5,057	-	(1)	-	-	-	-	-	-	-	5,056
Net Campo Grande Ltda.	-	724	-	-	-	-	-	-	-	-	-	724
614 Telecom S.A.	-	-	-	210	-	-	-	-	-	-	-	210
Net Indaiatuba Ltda.	-	141	-	16	-	-	-	-	-	-	-	157
Net São José do Rio Preto Ltda.	-	581	-	-	-	-	-	-	-	-	-	581
Net Londrina Ltda.	-	429	-	-	-	-	-	-	-	-	-	429
TV Jacarandá Ltda.	-	91	-	-	-	-	-	-	-	-	-	91
TV cabo Criciúma Ltda.	-	125	-	-	-	-	-	-	-	-	-	125
TVC Oeste Paulista	-	113	-	-	-	-	-	-	-	-	-	113
614 TVG Guarulhos	-	233	-	-	-	-	-	-	-	-	-	233
TVC Interior S.A.	-	124	-	(1)	-	-	-	-	-	-	-	123
Others	-	2,204	-	-	-	-	-	-	-	-	-	2,204
	81,514	89,134	466	308	-	-	-	-	-	-	81,980	89,442

Emp. Brasil. de Telecom. S.A. – Embratel	-	-	(4,815)	-	(35,111)	(7,913)	44,474	3,012	-	-	4,548	(4,901)
	-	-	(4,815)	-	(35,111)	(7,913)	44,474	3,012	-	-	4,548	(4,901)
Ligadas
Banco Inbursa S.A	-	-	(16,410)	(6,337)	-	-	-	-	-	-	(16,410)	(6,337)
Globosat Programadora Ltda.	-	-	-	-	-	-	-	-	-	(7)	-	(7)
Editora Globo S.A.	-	-	-	-	-	-	-	-	(750)	(96)	(750)	(96)
Claro S.A.	-	-	-	-	(252)	(131)	-	-	-	-	(252)	(131)
Net Brasil S.A.	-	-	-	-	-	-	-	-	(55,718)	(3,172)	(55,718)	(3,172)
	-	-	(16,410)	(6,337)	(252)	(131)	-	-	(56,468)	(3,275)	(73,130)	(9,743)

	81,514	89,134	(20,759)	(6,029)	(35,363)	(8,044)	44,474	3,012	(56,468)	(3,275	13,398	74,798

Long term debts and credits transactions with subsidiaries are subject to interest of 12% p.y., with indeterminate maturity and short term balances, which correspond to operational transactions, are paid or received on an average maturity of 30 days without the incidence of interest.

10. Provisions

The Company and its subsidiaries are involved in legal and administrative processes before several courts and governmental agencies arising during the normal course of operations, involving tax, labor, civil and other legal matters. These cases involve tax demands, compensation claims, requirements for contract review and other actions for which the amounts claimed do not reflect the final expected settlement value. Management, based on information received from its legal advisors, pending legal processes and prior experience has recorded a provision for an amount that is believed to be sufficient to cover probable losses for the ongoing lawsuits as shown below:

	Labor	Civil	Tax	Social Security	Total
Balances at December 31, 2009	39,136	24,369	364,205	240	427,950
Additions	1,985	1,560	10,381	-	13,926
Currency adjustments	225	20	2,390	1	2,636
Payments and reversals	(1,382)	(1,911)	(7,200)	(36)	(10,529)
Balances at March 31, 2010	39,964	24,038	369,776	205	433,983

The labor, civil, tax and social security contingencies did not change significantly in relation to disclosures made in the consolidated financial statements for 2009.

11. Stockholder's Equity

Capital Stock

On March 31, 2010 our share capital is represented by 114,459,685 common and 228,503,916 preferred shares.

Share capital may be raised to a maximum of R$ 6,500,000 irrespective of statutory amendment as per Article 168 of the Law of Corporations, by decision of the Board of Directors as agreed by the board of directors who will determine conditions for the issue as per Article 170, paragraph 1 of the Law of Corporations.

The ownership of the Company's share capital on March 31, 2010 and December 31, 2009 is as follows:

	03/31/2010			12/31/2009
	Common	Preferred	Total	Common	Preferred	Total
Organizações Globo
GB Empreendimentos e Participações S.A.	26.0%	-	2.9%	26.0%	-	2.9%
Distel Holding S.A.	8.3%	-	2.9%	8.3%	-	2.9%
Globo Comunicação e Participações S.A.	2.1%	0.8%	1.3%	2.1%	0.8%	1.3%
Telmex Group
GB Empreendimentos e Participações S.A.	25.0%	-	14.1%	25.0%	-	14.1%
Embratel Participações Ltda.	35.8%	5.4%	15.5%	35.8%	5.4%	15.5%
Empresa Brasileira de Telecomunicações S.A. – Embratel	2.2%	7.5%	5.7%	2.2%	7.5%	5.7%
Other shareholders	0.6%	86.3%	57.6%	0.6%	86.3%	57.6%
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Number of Shares	114,459,685	228,503,916	342,963,601	114,459,685	228,503,916	342,963,601

The by-laws determine distribution of a mandatory dividend of 25% of net income adjusted as per Article 202 of the Law of Corporations, taking the balance available on an aggregate basis.

12. Earnings per share

The following table shows earnings per share (in thousands, except earnings per share):

	03/31/2010	12/31/2009
Numerator
Profit for the period	R$ 45,587	R$120,106

Denominator
Weighted average number of common shares	114,459,685	113,818,189
Weighted average number of preferred shares	228,503,916	227,107,593
10% - Preferred shares	1.10	1.10
Weighted average number of adjusted preferred shares	251,354,308	249,818,352

Denominator for basic earnings per share

Basic earnings per common share	R$ 0.13	R$ 0.33
10% - Preferred shares	1.10	1.10
Basic earnings per preferred share	R$ 0.14	R$ 0.36

13. Net sales revenues

Net sales revenues for the period are as follows:

	01/01/2010 to	01/01/2009 to
	03/31/2010	03/31/2009
Gross sales revenue	596,775	95,845
Taxes on sales	(103,426)	(14,349)
Discounts and cancellations	(37,651)	(1,543)
Net Sales Revenue	455,698	79,953

Taxes levied on sales consist primarily of ICMS state value added tax (Pay TV 10%, broadband 25% to 30%), ISS municipal taxes on services (2% to 5%), federal taxes on revenue PIS (0.65% or 1.65%), and COFINS (3% or 7.65%), and FUST (1%) and FUNTEL (0.5%) taxes.

All revenues are generated in Brazil.

14. Finance results

	01/01/2010 to	01/01/2009 to
	03/31/2010	03/31/2009
Finance income
Interest on loans to subsidiaries and associated companies	3,805	1,232
Interest on cash and cash equivalents	13,828	4,620
Interest on prepaid rights for use - related parties	5,594	-
Interest and fines on late monthly payments	2,579	63
Interest on tax credits	1,819	795
Foreign exchange fluctuations	(16)	-
Discounts obtained	60	-
	27,669	6,710
Expenses
Finance charges on loans and debentures	(47,861)	(39,017)
Finance charges – related parties	(8,155)	(1,476)
Monetary exchange rate variation	(28,520)	7,398
Finance charges on provisions for contingencies	(1,805)	(1,682)
Losses from Hedge/Swap operations	(3,499)	4,814
IOF tax on bank current account	(2,616)	328
PIS and COFINS taxes on income	(1,493)	(2,050)
Interest on suppliers and taxes	(68)	(3)
Discounts extended	(1,113)	(20)
Others	(1,457)	(517)
	(96,587)	(32,225)

	(68,918)	(25,515)

15. Financial instruments

a) General

The Company is exposed to market risk arising from their operations, and it uses derivatives as hedges to minimize its exposure to such risks. A substantial portion of Company's revenues are generated in Brazilian reais, while the Company has debts and accounts payable to suppliers of equipment and programming geared to foreign currencies, therefore its results are susceptible to variations due to changing exchange rates, particularly that of the US dollar. The market values of the Company's principal financial assets and liabilities were determined using available market information and appropriate valuation methodologies. The use of different market methodologies may affect estimated realization values. These instruments are managed using operational strategies aiming for protection, security and liquidity. The control policy includes continual monitoring of the contracted rates versus prevailing market rates. The Company and its subsidiaries do not make speculative investments in derivatives or other risk assets.

The Company has formal risk management policy. The Financial Committee provides supports for the Company's Board of Directors and consists of one member from each of the main shareholders (Globo and Embratel) and management. It examines issues relating to financial investments, debt and risk management, and refers matters for management approval. Pursuant to internal policy, the Company's financial earnings must come from operating cash flow rather than gains on financial markets. The results obtained by using internal controls to manage risks were satisfactory for the objectives proposed.

15. Financial instruments - Continued

b) Fair Value

The fair values and carrying amount of financial instruments are shown below:

	03/31/2010		12/31/2009
	Book value	Fair value	Book value	Fair value
Debentures – 6th issue	596,638	584,460	582,397	563,295
Perpetual notes	269,817	273,753	263,711	265,343
Global Notes 2020	626,797	664,517	611,450	627,729
Banco Inbursa S.A.	367,514	375,254	351,104	358,919
Banco Itaú BBA	-	-	172,704	173,543
Finame	59,141	59,142	58,938	58,938
	1,919,907	1,957,126	2,040,304	2,047,767

The Company’s debt fair values have been calculated based on the estimated cost to pay the outstanding obligations on March 31, 2010, which considered the contractual penalties applicable for early payments. Based on Management’s estimation, debt agreements with similar characteristics, if issued on March 31, 2010, would have a higher effective interest rate when compared to the Company’s current debt agreements considering the current market conditions.

c) Risks that effectively raise the sensitivity of the business of the Company:

Foreign exchange rate risk

The Company's results are susceptible to exchange fluctuations, depending on the effects of exchange rate volatility on liabilities geared to foreign currencies, primarily the US dollar. Company income is generated in Brazilian reais, although the Company does have equipment and programming suppliers pegged to foreign currencies.

15. Financial instruments – Continued

c) Risks impacting the business of the Company – Continued

Foreign exchange rate risk– Continued

The Company’s interest exposure on March 31, 2010 is shown below:

03/31/2010
Debt in US dollars:
Short-term:
Interest on loans and financing	25,728
Suppliers of equipment and other	890
Programming Suppliers	1,027
27,645
Long term:
Loans and Financings	1,238,400
Liabilities in American Dollars	1,266,045

The Company acquired non-speculative derivative financing instruments to hedge its foreign currency exposure. The purpose of these transactions is to minimize the effects of variations in the exchange rate of the US dollar when settling short term transactions. Counterparties to the contracts are the banks: Bradesco, Goldman Sachs, Pactual, HSBC, Santander, JP Morgan, Votorantin and Standard.

The Company only contracts hedges foreign exchange to protect part of accounts payable to suppliers of imported equipment and future obligations for purchases not yet made, which are or will be geared to the US dollar, and payments of interest charges on short-term debt. For the period ending on March 31, 2010, the Company held a hedged position of R$ 419,358 in relation to interest on loans in foreign currency and commitments to suppliers. Part of total debt in dollars refers to a loan from Banco Inbursa due between 2017 and 2019, Global Notes 2020 to maturity in 2020 and a Perpetual Bond, which has no maturity date.

15. Financial instruments – Continued

c) Risks impacting the business of the Company – Continued

Foreign exchange rate risk– Continued

Values of financial derivatives are summarized below:

					Cumulative effect
Description	Reference value (notional)		Fair Value		(current period)
					Amount	Amount
					receivable /	payable /
"Swaps" contracts	03/31/2010	12/31/2009	03/31/2010	12/31/2009	(received)	(paid)

Asset position
Foreign currency	419,358	94,721	415,314	94,328	-	-
Liability position
Ratios (Dollar vs.CDI)	257,790	59,897	263,229	68,556	-	6,832
Rates (PRE) (NDF)	161,568	34,824	160,236	45,352	-	1,319
	-	-	(8,151)	(19,580)	-	8,151

The amount payable of R$8,151 is recognized in the "unrealized losses on derivatives" account on the balance sheet. In the year ended March 31, 2010 the Company recognized a loss of R$3,499, under the heading of gains (losses) on hedging/swaps.

The following table shows the sensitivity analysis of the Company’s management and effect of cash operations with financial derivative instruments outstanding on March 31, 2010:

Scenario - currency appreciation (R$/ US$) and higher interbank rate (CDI)

Operations	Probable Scenario	Adverse Scenario	Remote Scenario
Dollar vs, CDI	(6,832)	(67,330)	(131,778)
NDF	(1,319)	(40,387)	(81,220)

Scenario - depreciation of Brazilian currency (R$/ US$) and lower CDI rate

Operations	Probable Scenario	Adverse Scenario	Remote Scenario
Dollar vs, CDI	(6,832)	61,564	126,012
NDF	(1,319)	39,955	80,347

15. Financial instruments – Continued

c) Risks impacting the business of the Company – Continued

Foreign exchange rate risk– Continued

1 - US. dollar (U $) vs. CDI

On March 31, 2010, the Company has 27contracts of this type, whose notional aggregate value is US$ 143,600 thousand due between May 2010 and January 2013, with its positions short in dollars and long in CDI-geared assets, with the aim of converting short-term debt in dollars to CDI-geared debt.

The probable scenario assumes an exchange rate of R$ 1.7952 = US$ 1, and a CDI rate of 8.61% per annum, while the possible adverse scenario would be the Brazilian real appreciating against the dollar by 25% (R$ 1.3464), and a 25% (10.76%) increase in the CDI, generating a loss of R$ 67,330. For the remote adverse scenario, in which the Brazilian real appreciates 50% against the dollar (R$ 0.8976), with the CDI rate also rising 50% (12.92%), the Company would show a loss of R$ 131,778, in relation to the above mentioned outstanding contracts.

The "possible" adverse scenario has the Brazilian real devalued against the dollar by 25% (R$ 2.244) and the CDI rate falling 25% (6.45%), generating a gain of R$ 61,564. For the remote adverse scenario, in which there is a devaluation of the Brazilian real against the dollar of 50% (R$ 2.6928), with the CDI rate reduced 50% (4.30%), the Company would record a gain of R$ 126,012, in relation to the above mentioned outstanding contracts.

2 – NDF (No-delivery Forward Contract)

The Company holds fourteen contracts of this type with a total long position in dollars in the notional value of US$ 90,000 thousand maturing between April and December 2010. The probable scenario reflects the quotation on March 31, 2010, of R$ 1.7952/ US$ 1. The possible adverse scenario would involve appreciation of the Brazilian real against the dollar by 25% (R$ 1.3463) or the devaluation of the Brazilian real against the dollar of 25% (R$ 2.244/ US$ 1), while the remote adverse scenario would involve the Brazilian real appreciating against the dollar by 50% (R$ 0.8976/ US$ 1) or the devaluation of the Brazilian real against the dollar by 50% (R$ 2.6928/ US$ 1).

15. Financial instruments – Continued

c) Risks impacting the business of the Company – Continued

Foreign exchange rate risk– Continued

On the probable scenario of the Brazilian real appreciating, the Company would post a loss of R$ 1,319 if it had settled its contracts on March 31, 2010, while on the adverse scenario the Company would have a loss of R$ 40,837 and the remote scenario loss would be R$ 81,220.

On the probable scenario of the Brazilian real depreciating, the Company would post a loss of R$ 1,319 if it had settled its contracts on March 31, 2010, while on the adverse scenario we would have a loss of R$ 39,955 and the remote scenario gain would be R$ 80,347.

On March 31, 2010, the Company holds no leveraged derivatives and no limits for determining the results of the US dollar appreciating or depreciating against the Brazilian real.

Interest rate risk

The Company's results are susceptible to fluctuations due to the volatility effects of interest rates on liabilities and assets pegged to floating interest rates (CDI and/or TJLP).

The Company's exposure to fluctuating interest rates as of March 31, 2010 is shown below:

Debentures – 6th issue	596,638
Finame	59,141
Liability exposure	655,779

Financial investments denominated in reais (cash equivalents)	684,334
Exposure	28,555

Credit Risk

The financial instruments, which subject the Company to credit risks, are mainly represented by cash equivalents and receivables.

15. Financial instruments – Continued

c) Risks impacting the business of the Company – Continued

Credit Risk – Continued

The Company maintains cash and cash equivalents with a number of financial institutions and do not limit its exposure to one institution in particular, according to a formal policy. The Company also holds units in conservative-profile fixed-income investment funds. The funds' assets comprise government bonds and first-line private securities with low risk ratings as per the guidelines set by the Company. Management of the centralized fund's portfolio is provided by Itaú Unibanco Asset Management -Banco de Investimento S.A.

Custody and control of the funds are under the responsibility of Banco Itaú, and risk management is performed by Risk Office. The Company's management believes the risk of not receiving amounts due from its counterparties is insignificant.

The credit risk is concentrated in subscriber accounts receivable and is limited by the large number of subscribers that comprise the client base. The Company's maximum credit risk exposure is the book value of customer receivables.

Debt acceleration risk

The Company’s loan agreements, financing and debentures include the debt covenants normally applicable to these types of transactions, in relation to its complying with economic and financial indices, cash flow requirements and other. The Company has complied with these covenants and they do not restrict its ability to conduct its business in the normal course of operations.

Liquidity risk

Liquidity risk is the risk of a shortfall of funds used for payment of debts. The table below shows payments required for financial liabilities on March 31, 2010.

The amounts presented below include principal and interest payments calculated using the dollar exchange rate at March 31, 2010 (R$ 1.781/US$ 1) for the debt denominated in US dollars (Global 2020 and Banco Inbursa). The debentures and bank credit notes (Banco Itaú BBA), which are denominated in Brazilian reais and are subject to interest based on the interbank rate (CDI), were forecasted based on the yield curve for their respective payment dates, in accordance with the indices provided by BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (Brazilian stock exchange). The Finame loan was estimated based on the long-term interest rate (TJLP) of 6.50% per year for the entire period.

15. Financial instruments – Continued

c) Risks impacting the business of the Company – Continued

Credit Risk – Continued

		Perpetual	Global Notes	Banco
Year of Maturity	FINAME	Notes	2020	Inbursa	Debentures	TOTAL

2011	14,712	28,242	53,421	32,984	74,920	204,279
2012	17,908	28,242	53,421	32,984	212,890	345,445
2013	11,569	28,242	53,421	32,984	194,090	320,306
2014	1,932	28,242	53,421	32,984	174,610	291,189
2015	899	28,242	53,421	32,984	154,880	270,426
2016	628	28,242	53,421	32,984	-	115,275
2017-2020	-	112,966	810,328	422,168	-	1,345,462
Total	47,648	282,418	1,130,854	620,072	811,390	2,892,382

The table shows only the estimated interest payments for the Perpetual Notes, with principal being excluded as there is no maturity date.

Interest payments for US Dollar denominated debt (Global Notes 2020 and Perpetual Notes) include withholding taxes, in accordance with the current law.

1Q10 FINANCIAL PERFORMANCE AND LIQUIDITY – PARENT COMPANY

Analysis of Results

Net Revenue increased to R$ 455.7 million in 1Q10, from R$ 80.0 million in 1Q09. The increase basically reflects the mergers in the period and the expansion in the subscriber base.

Operating Costs were R$ 260.1 million in 1Q10, compared with R$ 14.4 million in 1Q09. As a percentage of net revenue, these costs increased from 18.0% in 2009 to 57.1% in 2010. The main items contributing to this increase were costs related to internet access, call center operations and personnel and benefits, and to the mergers in the period.

Selling, general and administrative expenses were R$ 118.2 million in 1Q10, versus R$ 44.2 million in 1Q09. As a percentage of net revenue, SG&A expenses declined from 55.3% in 2009 to 25.9% in 2010. Selling Expenses increased from R$ 15.5 million in 1Q09 to R$ 50.5 million in 1Q10. As a percentage of net revenue, these expenses declined from 19.4% in 2009 to 11.1% in 2010. G&A Expenses increased from R$ 28.3 million in 1Q09 to R$ 85.2 million in 1Q10, reflecting the higher expenses with services for the information technology area and for maintenance of systems, and the mergers in the period.

Expenses with Depreciation and Amortization, which are recorded under cost of goods sold and operating expenses, were R$ 91.0 million in 1Q10, compared with R$ 13.4 million in 1Q09. Depreciation expenses increased primarily due to the higher number of residential installations and of digital decoders, to the assets generated by the IRU agreement and to the mergers in the period.

The Financial Result was an expense of R$ 68.9 million in 1Q10, compared with an expense of R$ 25.5 million in 1Q09, impacted mainly by the depreciation in the Brazilian real in the period, which adversely affected financial debt denominated in U.S. dollar.

Liquidity

Gross debt, which includes principal and interest, ended March 2010 at R$ 1,919.9 million, down 5.9% from end December 2009. Short-term debt accounted for 3.1% of total debt.

Cash and Equivalents stood at R$ 716.7 million in March 2010, compared with R$ 760.5 million in December 2009. In March 2010, Net Debt stood at R$ 1,203.6 million, down 6% from R$ 1,279.9 million in December 2009.

The Company signed the agreement to adopt Level 2 Special Corporate Governance Practices with the São Paulo Stock Exchange (Bovespa). This listing segment was created to differentiate a select group of companies that commit to adopt special corporate governance practices. The Company’s annual and quarterly financial statements contemplate the additional requirements made by the Bovespa. Pursuant to the Bylaws of the Company, any disputes or controversies arising from or related to its Bylaws, the regulations of the Level 2 Corporate Governance Segment of the São Paulo Stock Exchange (Bovespa), Brazilian Corporation Law and the rules issued by the National Monetary Council, Central Bank of Brazil, Securities and Exchange Commission of Brazil, the regulations of the Bovespa and any other rules applicable to the capital markets in general shall be resolved through arbitration conducted in accordance with the Regulations of the Market Arbitration Chamber instituted by Bovespa (Commitment to Arbitration).

NET SERVIÇOS DE COMUNICAÇÃO S.A.
OTHER RELEVANT INFORMATIONS
March 31, 2010
(In thousands of reais)

NET SERVIÇOS DE COMUNICAÇÃO S.A.
SHARE OWNERSHIP ON 03/31/2010

ALL HOLDINGS OWNING MORE THAN 5% OF EACH TYPE AND CLASS OF
SHARE CAPITAL INCLUDING INDIVIDUAL OWNERS

SHAREHOLDER	ON	%	PN	%	ON+PN	%
GB EMPREENDIMENTOS E PARTICIPAÇÕES S.A.	58,374,440	51.0%	0	0	58,374,440	17.0%
GLOBO COMUNICAÇÃO E PARTICIPAÇÕES S.A.	2,398,841	2.1%	1,888,314	0.8%	4,287,155	1.3%
DISTEL HOLDING S.A.	9,457,106	8.3%	0	0	9,457,106	2.8%
EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A.	2,580,655	2.2%	17,136,798	7.5%	19,717,453	5.7%
EMBRATEL PARTICIPAÇÕES S.A.	40,928,400	35.8%	12,242,351	5.4%	53,170,751	15.5%
FMR LLC	0	0.0%	13,563,707	5.9%	13,563,707	4.0%
DODGE & COX	0	0.0%	22,528,688	9.9%	22,528,688	6.6%
CYRTE INVESTMENTS	0	0.0%	12,534,300	5.5%	12,534,300	3.7%
BLACK ROCK, INC.	0	0.0%	11,602,210	5.1%	11,602,210	3.4%
OTHER SHAREHOLDERS	720,243	0.6%	137,007,548	59.9%	137,727,791	40.0%
TOTAL SHARES	114,459,685	100.0%	228,503,916	100.0%	342,963,601	100.0%

ON AND PN AS % OF TOTAL	33.4%		66.6%		100.0%

GB EMPREENDIMENTOS E PARTICIPAÇÕES S.A.
SHARE OWNERSHIP ON 03/31/2010

SHAREHOLDER	ON	%	PN	%	ON+PN	%
DISTEL HOLDING S.A.	5,152,188	26.5	0,0	0.0	5,152,188	8.8
GLOBO COMUNICAÇÃO E PARTICIPAÇÕES S.A.	4,771,468	24.5	0,0	0.0	4,771,468	8.2
EMBRATEL PARTICIPAÇÕES S.A.	9,428,621	48.5	38,484,169	98.9	47,912,790	82.1
EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A	105,870	0.5	432,124	1.1	537,994	0.9
TOTAL SHARES	19,458,147	100.0	38,916,293	100.0	58,374,440	100.0
ON AND PN AS % OF TOTAL	33.3%		66.7%		100.0%

     DISTEL HOLDING S.A.
SHARE OWNERSHIP ON 03/31/2010

COMPRISING COMMON STOCK ONLY

SHAREHOLDER	ON	%
GLOBO COMUNICAÇÃO E PARTICIPAÇÕES S.A.	1,218,958,074	100.0

TOTAL	1,218,958,074	100.0

GLOBO COMUNICAÇÃO E PARTICIPAÇÕES S.A.

SHARE OWNERSHIP ON 03/31/2010

SHAREHOLDER	ON	%	PN	%	ON+PN	%
CARDEIROS PARTICIPAÇÕES S.A.	333,335	100.0	666,665	100.0	1,000,000	100.0
TOTAL SHARES	333,335	100.0	666,665	100.0	1,000,000	100.0

ON AND PN AS % OF TOTAL	33.3%		66.7%		100.0%

CARDEIROS PARTICIPAÇÕES S.A.
SHARE OWNERSHIP ON 03/31/2010

SHAREHOLDER	Class A holdings	%	Class B holdings	%	Number shares	%
EUDAIMONIA Participações S.A.	148,700	33.34	296,508	33.34	445,208	33.34
IMAGINA Participações S.A.	148,699	33.33	296,508	33.33	445,207	33.33
ABARÉ Participações S.A.	148,699	33.33	296,508	33.33	445,207	33.33

TOTAL	446,098	100.00	889,524	100.00	1,335,622	100.00

EUDAIMONIA Participações S.A.
SHARE OWNERSHIP ON 03/31/2010

SHAREHOLDER	ON	%	PN	%	ON+PN	%
ROBERTO IRINEU MARINHO	549,646	100.0	549,639	100.0	1,099,285	100.0
OTHER SHAREHOLDERS			7	0.0	7	0.0
TOTAL	549,646	100.0	549,646	100.0	1,099,292	100.0

IMAGINA Participações S.A.
SHARE OWNERSHIP ON 03/31/2010

SHAREHOLDER	ON	%	PN	%	ON+PN	%
JOÃO ROBERTO MARINHO	351,483	100.0	700,456	100.0	1,051,939	100.0
OTHER SHAREHOLDERS	0	0.0	5	0.0	5	0.0
TOTAL	351,483	100.0	700,461	100.0	1,051,944	100.0

ABARÉ Participações S.A.
SHARE OWNERSHIP ON 03/31/2010

SHAREHOLDER	ON	%	PN	%	ON+PN	%
JOSÉ ROBERTO MARINHO	526,250	100.0	526,242	100.0	1,052,492	100.0
OTHER SHAREHOLDERS	0		8	0.0	8	0.0
TOTAL	526,250	100.0	526,250	100.0	1,052,500	100.0

EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A.
SHARE OWNERSHIP ON 03/31/2010

COMPRISING COMMON STOCK ONLY

SHAREHOLDER	ON	%
EMBRATEL PARTICIPAÇÕES S.A.	7,209,719,309	99.2
OTHER SHAREHOLDERS	58,019,235	0.8
TOTAL SHARES	7,267,738,544	100.0

EMBRATEL PARTICIPAÇÕES S.A.

SHARE OWNERSHIP ON 03/31/2010

SHAREHOLDER	ON	%	PN	%	ON+PN	%
TELMEX SOLUTIONS TELECOMUNICAÇÕES LTDA.	297,631,635,556	54.6	492,524,891,542	97.3	790,156,527,098	75.2
CONTROLADORA DE SERV. DE TELEC. S.A DE C.V	236,755,033,040	43.5	3,166,703,322	0.6	239,921,736,362	22.8
AÇÕES EM TESOURARIA	0	0	0	0	0	0
OTHER SHAREHOLDERS	10,099,266,064	1.9	10,331,429,525	2.1	20,430,695,589	2.0

TOTAL SHARES	544,485,934,660	100.0	506,023,024,389	100.0	1,050,508,959,049	100.0

ON AND PN AS % OF TOTAL	51.8%		48.2%		100%

CONTROLADORA DE SERV. TELEC. S.A. DE C.V.
SHARE OWNERSHIP ON 03/31/2010

FOREIGN OWNED COMPANY

TELMEX SOLUTIONS TELECOMUNICAÇÕES LTDA.
SHARE OWNERSHIP ON 12/31/2010

COMPRISING COMMON STOCK ONLY

SHAREHOLDER	QUOTA	%
CONTROLADORA DE SERV. DE TELEC. S.A DE C.V	5,124,160,876 100.00
OTHER SHAREHOLDERS	1	0.0
TOTAL SHARES	5,124,160,877	100.0

QUANTITY OF SHARES IN CIRCULATION AND THEIR % IN RELATION TO
TOTAL SHARES ISSUED

TOTAL SHARES ISSUED (ON + PN)	193,546,813
SHARES IN CIRCULATION (ON)	720,243
SHARES IN CIRCULATION (PN)	192,826,570
% OF SHARES IN CIRCULATION IN RELATION TO TOTAL ISSUED ON 03/31/2010	56.4%

COMPANY SHARES OWNED BY BLOCK CONTROLLING. OFFICERS AND
DIRECTOR ON 03/31/2010

DESCRIPTION	ASSET	QUANTITY
CONTROLLING	ON SHARES	113,739,442
SHAREHOLDERS	PN SHARES	31,267,463
	DEBENTURES	0
OFFICERS	ON SHARES	22
	PN SHARES	27,604
	DEBENTURES	0
TAX COUNSEL	ON SHARES	0
	PN SHARES	0
	DEBENTURES	0
DIRECTORS	ON SHARES	0
	PN SHARES	0
	DEBENTURES	0

COMPANY SHARES OWNED BY BLOCK CONTROLLING. OFFICERS AND
DIRECTOR ON 03/31/2009

DESCRIPTION	ASSET	QUANTITY
CONTROLLING	ON SHARES	113,739,442
SHAREHOLDERS	PN SHARES	31,267,463
	DEBENTURES	0
OFFICERS	ON SHARES	22
	PN SHARES	26,106
	DEBENTURES	0
TAX COUNSEL	ON SHARES	0
	PN SHARES	0
	DEBENTURES	0
DIRECTORS	ON SHARES	0
	PN SHARES	0
	DEBENTURES	0

The Company signed an agreement with the São Paulo Stock Exchange (Bolsa de Valores de São Paulo, or Bovespa) to adopt differentiated corporate governance practices, thus becoming eligible for Level 2 listing, which was created to distinguish a select group of companies committing to differentiated corporate governance practices. The quarterly reporting data of the Company include the additional requirements of BOVESPA.

Under the articles of incorporation of the Company, disputes and controversies arising from or related to their social status, the Regulation of Level 2, the provisions of the Law of Corporations, the standards published by National Monetary Council, the Central Bank of Brazil and the Securities Commission, the Regulations of the BOVESPA and other rules applicable to the operation of the capital market in general should be resolved by arbitration to be conducted as per the regulations of the Market Arbitration Committee set up by BOVESPA (Arbitration clause).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2010

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.